Exhibit 12.1

CORIUM INTERNATIONAL, INC.
Ratio of Earnings to Fixed Charges

	Year Ended September 30,
	2012	2013	2014	2015
Earnings (loss):
Pre-tax income (loss) from continuing operations before adjustment for income (loss) from equity investees	$(5,450)	$(13,876)	$(9,911)	$(28,447)
Plus: Fixed charges	5,247	7,705	6,961	7,446
Plus: Amortization of capitalized interest	—	—	—	—
Distributed income of equity investees	—	—	—	—
Plus: Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—
Less: Interest capitalized	—	—	—	—
Less: Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—
Earnings (loss), adjusted	$(203)	$(6,171)	$(2,950)	$(21,001)

Fixed Charges:
Interest expensed and capitalized	$4,295	$7,180	$6,794	$7,256
Amortized premiums, discounts and capitalized expenses related to indebtedness	$952	$525	$167	$190
Interest within rental expense	—	—	—	—
Total fixed charges	$5,247	$7,705	$6,961	$7,446

Ratio of earnings to fixed charges	—	—	—	—
Dollar amount of deficiency	$(5,450)	$(13,876)	$(9,911)	$(28,447)